EXHIBIT 99.7

Excerpts from “Update on Québec’s economic and financial situation”

HIGHLIGHTS

The government is making public the fall 2011 update on Québec’s economic and financial situation and tabling the 2010-2011 Public Accounts.

Economic activity displayed higher-than-anticipated growth in the first quarter of 2011, which led to a reduction in the budget deficit forecast for 2010-2011.

Moreover, the rapid deterioration in worldwide economic growth since the second quarter of 2011, in particular in Europe and the United States, has led to a downward adjustment of Québec’s economic growth prospects for 2011 and 2012. Nonetheless, the government still anticipates that it will attain the deficit reduction targets and stay on course to balance the budget in 2013-2014.

In relation to the 2011-2012 Budget tabled in March 2011, the final results for 2010-2011 reveal that the budget deficit stands at $3.2 billion, a $1.1-billion improvement over the $4.2 billion forecast. Accordingly, the deficit is being adjusted downward by more than $1 billion for the second year in a row.

For 2011-2012 and subsequent years, the government intends to abide by the declining deficit targets set last March:

•                      $3.8 billion in 2011-2012;

•                      $1.5 billion in 2012-2013.

Fiscal balance will be achieved in 2013-2014.

CHART 1

Anticipated budgetary balances — Fall 20111

(millions of dollars)

1             Budgetary balance within the meaning of the Balanced Budget Act.

2             The budgetary balance of -$4 257 million in 2009-2010 is that presented in the 2010-2011 Budget.

☐               Timely budgetary decisions

The government is now in the second year of the plan to restore fiscal balance and is staying the course to balance the budget in 2013-2014.

The measures adopted since the 2009 recession have made it possible to position Québec both from an economic and a budgetary standpoint.

•                      The rapid implementation of the plan to support employment and prepare for economic recovery has borne fruit, enabling Québec to be among the first to regain and largely surpass its pre-recession employment level.

•                      The implementation of the plan to restore fiscal balance established a budgetary framework to follow to balance revenue and expenditure while ensuring the long-term funding of public services, especially in the realms of health and education and the renewal of infrastructure.

•                      Moreover, the five rating agencies have recognized this budgetary restraint and again confirmed Québec’s credit rating in the wake of the 2011-2012 Budget, thereby acknowledging the credibility of the plan to restore fiscal balance and the government’s determination to reduce the debt burden.

The difficulties that a number of advanced economies are experiencing, which are engendering economic uncertainty on the international scene are, more than ever, encouraging the government to maintain sound management of public finances and closely monitor the economic situation in order to contend with any contingency.

•                      In addition, as a precaution, the financial framework incorporates a contingency reserve of $400 million in 2011-2012, $200 million in 2012-2013, and $100 million in 2013-2014.

☐               Compliance with budget deficit targets

The update indicates that the government has reduced the deficits anticipated over five years and diminished the threat to the financial framework.

The accumulated deficits for the period 2009-2010 to 2013-2014 stand at $11.6 billion.

•                      This marks a $1.1-billion improvement over the deficits anticipated in the March 2011 Budget.

•                      Moreover, the anticipated deficits for 2011-2012 to 2013-2014 incorporate contingency reserves totalling $700 million to deal with unforeseen events.

Accordingly, before adding contingency reserves in the financial framework, the reduction in deficits for the period from 2009-2010 to 2013-2014 would total $1 750 billion.

Legislation stipulates that the government must comply each year with deficit reduction targets starting in 2011-2012 and maintain fiscal balance once it achieves such balance in 2013-2014. The government intends to continue to comply with the established deficit-reduction objectives.

TABLE 1

Reduction in anticipated deficits

(millions of dollars)

Total deficits from 2009-2010 to 2013-2014
— March 2011 Budget	- 12 674
— Fall 2011	- 11 624
Reduction in anticipated deficits	1 050
Plus: Contingency reserve — Fall 2011	700
Reduction in anticipated deficits before adding contingency reserves	1 750

☐     Smaller deficits than those of our main partners

Québec’s deficit stands at 1.0% of gross domestic product (GDP) for 2010-2011, which compares favourably with the shortfalls recorded by our neighbours. Ontario, for example, recorded a $14.0-billion deficit for the same period, equivalent to 2.3% of its GDP. The federal government had a $33.4-billion deficit, i.e. 2.1% of Canada’s GDP.

For 2011-2012, the anticipated deficit of $3.8 billion represents 1.1% of Québec’s GDP. By way of comparison, Ontario’s deficit stands at $16.0 billion, equivalent to 2.5% of GDP, and the federal government’s deficit stands at $32.3 billion, or 1.9% of Canada’s GDP.

Moreover, Québec expects to balance its budget in 2013-2014, one year sooner than the federal government (2014-2015) and four years before Ontario (2017-2018).

CHART 2

Budgetary balances from 2009-2010 to 2011-2012

(as a percentage of GDP)

Sources:            Ministère des Finances du Québec, Ontario Ministry of Finance and federal Department of Finance.

☐     Although moderate, economic growth continues

Since the last recession, Québec has experienced a more robust and quicker economic growth than its partners.

•                      Accordingly, output has more quickly surpassed its pre-recession level. In Québec, real GDP in the second quarter of 2011 was 4.3% higher than in the fourth quarter of 2007. Over the same period, real GDP was only 2.0% higher in Canada and remained lower by 0.2% in Ontario (first quarter of 2011) and by 0.4% in the United States.

•                      Since July 2009, Québec has created 141 300 jobs, twice as many as were lost during the recession. The unemployment rate fell from 8.5% in 2009 to an average of 7.6 % from January to September 2011. It stood on average at 7.8% in Ontario, 7.5% in Canada, and 9.0% in the United States over the same period.

Québec’s economic position continued to improve in early 2011 and benefited, in particular, from business investment and increasing employment. However, the global slowdown in the second quarter has moderated growth in Québec’s real GDP. More specifically, in 2011:

•                      domestic demand was firm, fostered, in particular, by growth in household income and the sound financial situation of businesses. Business investment increased markedly, especially in the natural resource sector;

•                      however, international exports remained virtually unchanged given the economic difficulties in the United States.

After rising 2.9% in 2010, Québec’s real GDP should grow by 1.6% in 2011, a 0.4 percentage point downward adjustment in relation to the 2011-2012 Budget forecast. In 2012, real GDP should increase by 1.6%, compared with an anticipated growth of 2.2 % in the 2011-2012 Budget. In 2013, growth should accelerate to 2.0%.

TABLE 2

Economic growth

(real GDP, percentage change)

	2009	2010	2011	2012	2013
Québec	- 0.7	2.9	1.6	1.6	2.0
Canada	- 2.8	3.2	2.1	2.1	2.4
United States	- 3.5	3.0	1.6	1.9	2.5

Sources:            IHS Global Insight, Statistics Canada, Institut de la statistique du Québec and Ministère des Finances du Québec.

•       An uncertain economic environment in the short term

Growth prospects are currently subject to several uncertainties surrounding the global economic setting.

•                      The budgetary problems in the euro area could affect the global economy through a reduction in economic activity in the region and the spreading of the difficulties of the European financial system.

•                      Economic recovery in the United States is fragile and vulnerable to adverse shocks that could further slow it down. Growth in domestic demand is hampered by high unemployment, problems in the real estate sector and the necessary adjustments in the fiscal position at different levels of government.

In this context, the contribution of emerging economies to global growth might be insufficient to offset the weakness of advanced economies.

Given the sound performance of its economy since the last recession, Québec is well positioned and is benefiting from undeniable advantages to face such risks, notably due to robust domestic demand.

Slower growth among our trading partners might nonetheless test the Québec economy and further curtail short-term growth. The government will continue to closely monitor the economic situation in the coming months.

☐     A $1.1-billion reduction in the deficit for 2010-2011 compared with the deficit forecast last March

The real results for 2010-2011 show a $1 050-million improvement in the budgetary balance in relation to the $4.2 billion anticipated in the March 2011 Budget, thus reducing the deficit to $3.2 billion.

The improvement is primarily attributable to:

•                      higher-than-anticipated revenue, especially from mining royalties;

•                      the better-than-anticipated results of public bodies whose results are consolidated with those of the government;

•                      the elimination of the $300-million contingency reserve, since the government did not have recourse to it.

These items largely offset the $346-million upward adjustment in program spending. The revision stems from a $385-million increase in amortization related to the capital assets of health and social services and education establishments. Overall, when this increase is excluded, spending by all government departments was $39 million lower than forecast in the March 2011 Budget.

TABLE 3

Adjustments of the budgetary balance for 2010-2011

(millions of dollars)

	2011-2012 Budget	Adjustments	Real results
BUDGETARY TRANSACTIONS
Own-source revenue	42 212	175	42 387
Government enterprises	4 713	125	4 838
Federal transfers	15 451	- 26	15 425
Total budgetary revenue	62 376	274	62 650
Program spending	- 59 819	- 346	- 60 165
Debt service	- 6 934	- 50	- 6 984
Total budgetary expenditure	- 66 753	- 396	- 67 149
Consolidated entities
— Non-budget-funded bodies and special funds	529	660	1 189
— Health and social services and education networks	- 52	212	160
— Generations Fund	732	28	760
Contingency reserve	- 300	300	0
SURPLUS (DEFICIT)	- 3 468	1 078	- 2 390
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	- 732	- 28	- 760
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 4 200	1 050	- 3 150
As a % of GDP	1.3		1.0

☐     Maintenance of budgetary targets starting in 2011-2012

In 2011-2012 and in subsequent years, the government anticipates meeting the declining deficit targets established last March and staying the course to achieve a balanced budget in 2013-2014.

Overall, the negative revisions to the financial framework stemming from revised economic prospects are fully offset by additional funds from mining duties, the downward adjustment of debt service and the impact of the agreement in principle on the harmonization of the Québec sales tax (QST) with the goods and services tax (GST) concluded on September 29, 2011 between the Québec government and the federal government.

Bearing in mind the economic slowdown, the additional revenue is enabling the government to defer until 2014-2015 the identification of new measures to maintain budgetary balance.

TABLE 4

Adjustments since the 2011-2012 Budget

(millions of dollars)

	2011-2012	2012-2013	2013-2014
BUDGETARY BALANCE IN THE 2011-2012 BUDGET	- 3 800	- 1 500	—
Adjustments related to the economic outlook
Economic downturn	- 125	- 350	- 375
Federal transfers, including equalization	—	- 180	- 264
Wage adjustments related to GDP	—	- 142	- 142
Debt service	71	125	140
	- 54	- 547	- 641
Other adjustments
Mineral duties	48	48	48
Harmonization of the QST and the GST
— Compensation for the harmonization	—	733	1 467
— Impact on financial institutions	—	55	245
Other adjustments to federal transfers	108	—	—
Other items	- 2	11	6
	154	847	1 766
Subtotal	100	300	1 125
Measures to be identified	—	- 300	- 1 025
Increase in contingency allowances	- 100	—	- 100
Total adjustments	0	0	0
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 800	- 1 500	0
As a % of GDP	1.1	0.4	0.0

•                      A $3.8-billion deficit in 2011-2012

In 2011-2012, three main factors are allowing the government to offset the $125-million shortfall attributable to the downward adjustment of economic growth forecast in 2011:

•                      an additional $48-million increase expected from mining duties revenue;

•                      a $71-million downward adjustment in debt service;

•                      a $108-million upward adjustment in federal transfers.

Furthermore, as a precaution and in light of current economic uncertainty, these improvements in the financial framework allow for a $100-million increase in the contingency reserve and leave the deficit unchanged at $3.8 billion.

•                      Maintenance of a gradual return to fiscal balance in 2013-2014

Since the March 2011 Budget, the main changes in the financial framework for 2012-2013 and 2013-2014 stem from:

•                      economic adjustments that have adversely affected the financial framework, including:

•                       downward adjustments of $350 million and $375 million, respectively, in tax revenues in 2012-2013 and 2013-2014, as a result of lower-than-anticipated economic growth in 2011 and 2012;

•                       downward adjustments of $180 million in 2012-2013 and $264 million in 2013-2014 in federal transfer revenue, mainly attributable to equalization payments. The negative revision in equalization stems, in particular, from better performance by the Québec economy in relation to the other provinces in 2010 compared to what was forecast in the 2011-2012 Budget;

•                       a recurrent $142-million increase in program spending starting in 2012-2013. The revision comes from the financial reserve that the government must set up in respect of the anticipated enhancement of the pay parameters of public service employees linked to better economic performance in 2010. The reserve will be reviewed in light of economic data for 2010 and 2011, which will be published in the fall of 2012;

•                       the following improvements, which entirely offset the impact of the economic adjustments:

•                       the $125-million reduction in 2012-2013 and $140-million reduction in 2013-2014 in debt service, mainly because of the downward adjustment of interest rates;

•                       additional revenue of $48 million from mining duties stemming, in particular, from the revision of the royalty regime announced in the 2010-2011 Budget;

•                       the harmonization of the QST with the GST, which has engendered:

•                      $733 million in federal government compensation in 2012-2013 and $1 467 million in 2013-2014 following the agreement in principle concluded on September 29, 2011;

•                      $55 million and $245 million in 2012-2013 and 2013-2014, respectively, attributable to the termination of the reimbursement of the QST on purchases made by financial institutions and the abolition of the compensatory tax for financial institutions.

Lastly, a $100-million contingency reserve has been added to the 2013-2014 financial framework.

•                      The federal compensation is being allocated to achieve a balanced budget

On September 29, 2011, the Québec government and the Government of Canada concluded an agreement in principle that stipulates that Ottawa will pay Québec $2.2 billion in compensation in respect of the harmonization of the QST with the GST.

The compensation will be paid in two instalments: $733 million in January 2013, when most of the measures stipulated under the agreement are implemented, and $1 467 million one year later, provided that Québec has, at that time, continued to fulfil all of its commitments.

The $2.2 billion in compensation will help to reduce the deficit in 2012-2013 and to achieve a balanced budget in 2013-2014.

☐     Spending control

Several measures that will reduce growth in spending by 2013-2014 were announced in the March 2010 Budget. In November 2010, the government announced a more detailed plan of the measures necessary to reduce expenditure by $5.2 billion in 2013-2014. In 2010-2011, this effort will stand at $1.4 billion.

•                      Program spending

The real results for 2010-2011 confirm that the government has implemented the requisite measures to curb growth in spending.

The 3.1% growth in program spending in 2010-2011 presented in the Public Accounts slowed significantly in relation to the average of 5.6% observed between 2006-2007 and 2009-2010.

CHART 3

Change in program spending growth

(per cent)

1             Plan to restore fiscal balance.

•       Program spending including new funds for health and transportation infrastructure

Since 2010-2011, the government has established certain funds in order to earmark revenue for priority sectors, in particular the Fund to Finance Health and Social Services Institutions (FINESSS) and the Land Transportation Network Fund (FORT).

Moreover, by adding spending under the funds to program spending,1 growth has slowed in relation to the average of 5.7% observed on this basis between 2006-2007 and 2009-2010 to reach:

•                      3.9% in 2010-2011;

•                      3.0% in 2011-2012;

•                      2.7% in 2012-2013;

•                      3.1% in 2013-2014.

CHART 4

Change in program spending growth including FORT and FINESSS

(per cent)

1             Plan to restore fiscal balance.

1                       See page XXX in section 2 for more details on expenditure that includes FORT and FINESSS.

•       Change in consolidated expenditure excluding debt service

When account is taken of consolidated expenditure excluding debt service, i.e. overall spending by the government and its bodies, the results for 2010-2011 also reveal a significant downturn, i.e. growth of 3.5% as against 5.5% for the period 2006-2007 to 2009-2010.

Subsequently, spending growth will stand at 3.8% in 2011-2012, 2.4% in 2012-2013 and 2.2% in 2013-2014. For the period from 2010-2011 to 2013-2014 overall, average annual growth will reach 3.0%.

CHART 5

Change in consolidated expenditure growth excluding debt service

(per cent)

1             Plan to restore fiscal balance.

Regardless of the spending universe considered, the government has succeeded in slowing growth in such spending to contribute to the attainment of a balanced budget.

☐                 Consolidated government expenditure

The following table indicates the amount and change in the components of consolidated expenditure, i.e. all public spending included in the government’s reporting entity.

•                      In addition to program spending, consolidated expenditure includes, in particular, expenditure of the special funds, non-budget-funded bodies, establishments in the health and social services and the education networks as well as expenditure for debt service.

•                      As shown in the chart on the preceding page, growth in consolidated expenditure excluding debt service will average 3.0% from 2010-2011 to 2013-2014.

TABLE 5

Change in consolidated expenditure1 – Fall 2011

(millions of dollars)

	2010-2011	2011-2012	2012-2013	2013-2014
Program spending	60 165	61 284	62 255	63 467
% change	3.1	1.9	1.6	1.9
Special funds	8 829	9 723	10 614	11 467
% change	2.2	10.1	9.2	8.0
Non-budget-funded bodies	15 818	16 464	17 263	17 631
% change	- 1.2	4.1	4.9	2.1
Health and social services and education networks	33 602	35 051	36 620	38 226
% change	4.8	4.3	4.5	4.4
Specified purpose accounts	1 758	1 697	1 397	1 177
% change	52.6	- 3.5	- 17.7	- 15.7
Elimination of inter-entity operations	- 49 017	- 50 365	- 52 551	- 54 673
Consolidated expenditure excluding debt service	71 155	73 854	75 598	77 295
% change	3.5	3.8	2.4	2.2
Debt service
Consolidated Revenue Fund	6 984	7 723	8 521	9 194
% change	14.2	10.6	10.3	7.9
Consolidated entities	1 951	2 132	2 333	2 560
% change	13.0	9.3	9.4	9.7
Consolidated debt service	8 935	9 855	10 854	11 754
% change	13.9	10.3	10.1	8.3
Consolidated expenditure	80 090	83 709	86 452	89 049
% change	4.6	4.5	3.3	3.0

1              Consolidated expenditure is presented by means of the same definition as that of the Public Accounts. The differences in relation to the consolidated expenditure of the government departments and organizations presented in the last Budget stem from the inclusion of expenditure of specified purpose accounts and the addition of the debt service of consolidated entities to that of the Consolidated Revenue Fund.

☐                Plan to restore fiscal balance - Follow-up on the effort made in 2010-2011

For the first year of implementation of the plan to restore fiscal balance, the budgetary effort totalled $2.8 billion in 2010-2011 and was shared by the government and the taxpayers. Through its expenditure control and efforts to combat tax evasion, the government will have achieved 65% of the effort, compared with 35% for taxpayers.

TABLE 6

Breakdown of the effort identified to achieve a balanced budget1 — 2010-2011

(millions of dollars)

	Government				Taxpayers
	Tax evasion	Public bodies	Government departments	Sub- total	Individuals[2]	Businesses and other	Subtotal	Total
Total effort	338	110	1 377	1 825	643	333	976	2 801
– Breakdown of the effort (%)	12.1	3.9	49.2	65.2	22.9	11.9	34.8	100.0

1             See the section devoted to the plan to restore fiscal balance for more details.

2             Including the health contribution.

☐                2010-2011 results of the fight against tax evasion

The government has pursued its efforts to combat tax evasion. The efforts are part of the initiatives taken under the plan to restore fiscal balance and are contributing to ensuring that each individual pays his fair share of funding public services.

•                      In 2010-2011, Revenu Québec will recover $338 million, $18 million more than the target set for it.

TABLE 9

Canadian financial markets

(average annual rates, in percent)

	2010	2011	2012
Target for the overnight rate	0.6	1.0	1.1
- 2011-2012 Budget	0.6	1.3	2.6
Treasury Bills - 3-month	0.6	0.9	1.1
- 2011-2012 Budget	0.6	1.4	2.7
Bonds - 10-year	3.2	2.9	3.0
- 2011-2012 Budget	3.2	3.6	4.6

Sources:  Statistics Canada and Ministère des Finances du Québec.

TABLE 12

Québec’s economic outlook

(percentage change, unless otherwise indicated)

	2010	2011	2012
Production
Real gross domestic product	2.9	1.6	1.6
- 2011-2012 Budget	3.0	2.0	2.2
Nominal gross domestic product	5.0	4.4	3.7
- 2011-2012 Budget	4.4	3.9	4.4
Components of GDP (in real terms)
Consumption	3.7	1.7	1.6
- 2011-2012 Budget	3.7	2.2	1.6
Residential investment	13.2	- 2.1	- 6.1
- 2011-2012 Budget	13.3	- 5.2	- 3.7
Business non-residential investment	6.5	11.3	6.7
- 2011-2012 Budget	8.1	10.4	6.1
Exports	0.9	0.2	2.9
- 2011-2012 Budget	- 0.3	3.4	4.4
Imports	6.3	2.9	1.5
- 2011-2012 Budget	7.0	2.9	2.2
Labour market
Job creation (thousands)	66.7	54.1	35.4
- 2011-2012 Budget	66.7	55.4	40.5
Unemployment rate (percentage rate)	8.0	7.6	7.6
- 2011-2012 Budget	8.0	7.7	7.5
Other economic indicators
Nominal consumption	4.7	3.6	3.6
- 2011-2012 Budget	4.7	4.6	4.1
Housing starts (thousands)	51.4	45.1	41.0
- 2011-2012 Budget	51.4	45.1	41.0
Corporate profits	17.1	8.3	2.6
- 2011-2012 Budget	10.5	6.5	8.3
Personal income	4.0	3.0	3.1
- 2011-2012 Budget	3.4	3.6	3.3
Consumer prices	1.2	2.9	2.4
- 2011-2012 Budget	1.2	2.7	2.7

Sources:            Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and  Ministère des Finances du Québec.

2.                             THE GOVERNMENT’S FINANCIAL POSITION

2.1                     Gradual reduction in deficits

The 2010-2011 Public Accounts show a budget deficit of $3.2 billion in 2010-2011, an improvement of $1.1 billion compared to preliminary results published in the budget last March.

For 2011-2012, budgetary revenue amounts to $65.4 billion while budgetary expenditure stands at $69.0 billion. Taking the results of consolidated entities and the $400-million contingency reserve into account, the budgetary deficit stands at $3.8 billion or 1.1% of GDP.

While allowing for the uncertain international economic situation and its impacts of Québec’s economic outlook, the government is maintaining the decreasing deficit targets set in the last budget of $3.8 billion in 2011-2012 and $1.5 billion in 2012-2013. A balanced budget is still forecast for 2013-2014.

The government expects that all of the measures taken over the past two years and more will help to gradually reduce the continuing gap between revenue and spending and return to fiscal balance by 2013-2014.

TABLE 14

Summary of adjusted budgetary transactions – Fall 2011

(millions of dollars)

	2010-2011	2011-2012	2012-2013	2013-2014
BUDGETARY TRANSACTIONS
Budgetary revenue	62 650	65 404	69 354	73 164
Budgetary expenditure	- 67 149	- 69 007	- 70 776	- 72 661
Consolidated entities
– Non-budget-funded bodies and special funds	1 189	150	70	- 439
– Health and social services and education networks	160	53	52	36
– Generations Fund	760	929	1 047	1 108
Contingency reserve	—	- 400	- 200	- 100
SURPLUS (DEFICIT)	- 2 390	- 2 871	- 453	1 108
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	- 760	- 929	- 1 047	- 1 108
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 150	- 3 800	- 1 500	0
As a % of GDP	1.0	1.1	0.4	0.0

2.2                     An improvement in the deficit of $1 050 million in 2010-2011

For 2010-2011, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $3 150 million, an improvement of $1 050 million compared to the preliminary results published in the last budget.

•                      The results published in the 2010-2011 Public Accounts, before taking the payments to the Generations Fund into account, indicate a deficit of $2 390 million.

Budgetary revenue was higher by $274 million compared with the last budget’s forecasts.

•                      Own-source revenue, excluding government enterprises, is adjusted upward by $175 million. This adjustment is attributable in particular to higher revenue from mining resources.

•                      Revenue from government enterprises also rose by $125 million, chiefly because of better than expected results of the Société générale de financement du Québec and Hydro-Québec.

Moreover, program spending has been adjusted upward by $346 million. This increase is attributable to an increase of $385 million in amortization relating to the fixed assets of health and social services and education institutions. Overall, excluding this adjustment, spending by all government departments was $39 million lower than forecast in the budget last March.

The results of consolidated entities are adjusted higher compared with the March 2011 budget forecasts.  This difference is attributable, among other things, to:

•                      an improvement of $660 million in the net results of close to 100 entities including non-budget-funded bodies and special funds, in particular:

•            $157 million for the Land Transportation Network Fund (FORT);

•            $60 million for the Green Fund;

•            $20 million for the results of the Société de financement des infrastructures locales du Québec;

•            $24 million for the results of the Société immobilière du Québec ($17 million) and those of the Autorité des marchés financiers ($7 million);

•                      an improvement of $212 million in relation to the health and social services and the education networks, i.e.:

•            $96 million from health and social services institutions and agencies;

•            $116 million from organizations of the education network attributable to improved net results of school boards whose own-source revenue was greater than expected;

•             a $28-million improvement in dedicated revenues of the Generations Fund.

Lastly, the $1.1-billion downward adjustment to the budgetary balance reflects the elimination of the $300-million contingency reserve.

TABLE 15

Adjustments to the budgetary balance for 2010-2011

(millions of dollars)

	2011-2012 Budget	Adjustments	Real results[1]
BUDGETARY TRANSACTIONS
Own-source revenue	42 212	175	42 387
Government enterprises	4 713	125	4 838
Federal transfers	15 451	- 26	15 425
Total budgetary revenue	62 376	274	62 650
Program spending	- 59 819	- 346	- 60 165
Debt service	- 6 934	- 50	- 6 984
Total budgetary expenditure	- 66 753	- 396	- 67 149
Consolidated entities
– Non-budget-funded bodies and special funds	529	660	1 189
– Health and social services and education networks	- 52	212	160
– Generations Fund	732	28	760
Contingency reserve	- 300	300	0
SURPLUS (DEFICIT)	- 3 468	1 078	- 2 390
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	- 732	- 28	- 760
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 4 200	1 050	- 3 150
As a % of GDP	1.3	—	1.0

1              For purposes of comparison with the presentation of the 2011-2012 Budget, the real data for 2010-2011 incorporate a restatement of $1 557 million in budgetary revenue and expenditure to reflect the implementation of the Agence du revenu du Québec.

2.3                     Summary of adjustments from 2011-2012 to 2013-2014

The government is maintaining, as of 2011-2012, the budgetary balances announced last March.

•             The negative adjustments to the financial framework arising from the adjustments to the economic outlook are completely offset by additional revenue from mining duties, the downward adjustment to forecast debt service and the impact of the agreement on the harmonization of the QST with the GST.

•             Taking into account the economic slowdown, this additional revenue enables the government to defer the identification of new measures to keep the budget balanced to 2014-2015.

TABLE 16

Adjustments since the 2011-2012 budget

(millions of dollars)

	2011-2012	2012-2013	2013-2014
BUDGETARY BALANCE IN THE 2011-2012 BUDGET	- 3 800	- 1 500	—
Adjustments relating to the economic outlook
Economic slowdown	- 125	- 350	- 375
Federal transfers, including equalization	—	- 180	- 264
Pay adjustments relating to GDP	—	- 142	- 142
Debt service	71	125	140
	- 54	- 547	- 641
Other adjustments
Mining Duties	48	48	48
Harmonization of the QST with the GST
– Compensation for harmonization	—	733	1 467
– Impact on financial institutions	—	55	245
Other adjustments to federal transfers	108	—	—
Other items	- 2	11	6
	154	847	1 766
Subtotal	100	300	1 125
Measures to be identified	—	- 300	- 1 025
Increase in contingency reserves	- 100	—	- 100
Total adjustments	0	0	0
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 800	- 1 500	0
As a % of GDP	1.1	0.4	0.0

•                      Deficit of $3.8 billion in 2011-2012

For 2011-2012, three main factors enable the government to offset the $125-million shortfall attributable to the downward adjustment to the economic growth forecast in 2011. These items are:

•                      an additional increase of $48 million expected from mining duties;

•                      a downward adjustment of $71 million in debt service;

•                      an improvement of $108 million in federal transfers.

In addition, as a measure of prudence and because of the current uncertain economic situation, these improvements to the financial framework enable the contingency reserve to be raised by $100 million and to leave the deficit unchanged at $3.8 billion.

•                      Gradual return to fiscal balance by 2013-2014 maintained

Since the budget last March, the main changes in the financial framework for 2012-2013 and 2013-2014 are attributable to:

•                      economic adjustments that result in negative impacts on the financial framework, including:

•             downward adjustments of $350 million and $375 million respectively to tax revenues in 2012-2013 and 2013-2014, stemming from economic growth below expectation in 2011 and 2012;

•             downward adjustments of $180 million in 2012-2013 and $264 million in 2013-2014 to federal transfer revenues, attributable mainly to equalization payments. This negative adjustment to equalization stems in particular from the Québec economy’s better performance, relative to the other provinces in 2010, compared with what had been forecast in the 2011-2012 Budget;

•             a recurring increase of $142 million in program spending as of 2012-2013. This adjustment stems from the financial allowance the government must include for the expected improvement to pay parameters of public service employees relating to better economic performance in 2010. However, this allowance will be reviewed on the basis of the economic data for 2010 and 2011, which will be published in the fall of 2012;

•                      other adjustments to the financial framework that stem from:

•             the reduction of $125 million in 2012-2013 and $140 million in 2013-2014 in debt service mainly because of the downward adjustment to interest rates;

•             additional revenue of $48 million from mining royalties arising in particular from the revision of the royalty regime announced in the 2010-2011 Budget;

•             harmonization of the QST with the GST providing:

•             compensation from the federal government of $733 million in 2012-2013 and $1 467 million in 2013-2014 following the agreement entered into last September 29;

•             $55 million and $245 million in 2012-2013 and 2013-2014 respectively, attributable to the end of QST rebates on purchases made by financial institutions and the elimination of the compensatory tax on financial institutions.

Lastly, as a measure of prudence, a $100-million contingency reserve is added to the financial framework in 2013-2014.

•                      Contingency reserves

In the 2011-2012 Budget, to guard against any contingency arising in particular from the uncertain economic situation, the government’s financial framework included a contingency reserve of $300 million in 2011-2012 as well as a reserve of $200 million in 2012-2013.

In the fall update, in view of the deterioration in the economic outlook, the government is raising the reserve to $400 million in 2011-2012, maintaining the $200-million reserve in 2012-2013 and adding a reserve of $100 million in 2013-2014.

TABLE 17

Contingency reserves incorporated into the financial framework

(millions of dollars)

	2011-2012	2012-2013	2013-2014	Total
2011-2012 Budget	- 300	- 200	—	- 500
Adjustments	- 100	—	- 100	- 200
FALL 2011	- 400	- 200	- 100	- 700

2.4                     Detailed adjustments in 2011-2012 and 2012-2013

The following section shows the detailed adjustments for budgetary revenue and budgetary expenditure in 2011-2012 and 2012-2013.

TABLE 18

Summary of adjustments to the budgetary balance since the 2011-2012 Budget

(millions of dollars)

	2011-2012			2012-2013
	2011-12 Budget	Adjustments	Fall 2011	2011-12 Budget	Adjustments	Fall 2011
BUDGETARY TRANSACTIONS
Own-source revenue
- Personal income tax and Health Services Fund	24 833	25	24 858	25 754	—	25 754
- Consumption taxes	14 897	- 237	14 660	16 754	- 144	16 610
including the impact of harmonization of the QST with the GST[1]		—			115
- Corporate taxes	3 885	85	3 970	4 356	- 190	4 166
including the impact of harmonization of the QST with the GST[1]		—			- 60
- Other	1 931	48	1 979	2 089	48	2 137
Own-source revenue	45 546	- 79	45 467	48 953	- 286	48 667
Government enterprises	4 790	—	4 790	4 930	—	4 930
Federal transfers	15 039	108	15 147	15 204	553	15 757
Total budgetary revenue	65 375	29	65 404	69 087	267	69 354
Program spending	- 61 284	—	- 61 284	- 62 113	- 142	- 62 255
Debt service	- 7 794	71	- 7 723	- 8 646	125	- 8 521
Total budgetary expenditure	- 69 078	71	- 69 007	- 70 759	- 17	- 70 776
Net results of consolidated entities	1 143	- 11	1 132	1 119	50	1 169
Contingency reserve	- 300	- 100	- 400	- 200	—	- 200
Measures to be identified	—	—	—	300	- 300	—
SURPLUS (DEFICIT)	- 2 860	- 11	- 2 871	- 453	—	- 453
BALANCED BUDGET ACT
Payments to the Generations Fund	- 940	11	- 929	- 1 047	—	- 1 047
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 800	—	- 3 800	- 1 500	—	- 1 500

Note: In the case of adjustments, a negative sign means a decline in revenue or a rise in expenditure.

1             Because of the harmonization of the QST with the GST, QST revenue is raised by $115 million to reflect the elimination of ITRs on the supply of financial services. On the other hand, corporate taxes are reduced by $60 million because of the elimination of the compensatory tax on financial institutions.

2.4.1                                             Adjustments to budgetary revenue

Budgetary revenue is adjusted upward by $29 million in 2011-2012 and by $267 million in 2012-2013.

☐           Own-source revenue

•                 2011-2012

In 2011-2012, own-source revenue is reduced by $79 million compared to the budget last March. The negative adjustment of $237 million to the Québec sales tax arising from lower growth in consumption is partially offset by:

•                  additional revenue of $85 million from corporate taxes chiefly because of higher business profits in 2010 and since the beginning of 2011;

•                  a $25-million rise in revenue from personal income tax reduction and contributions to the Health Services Fund. This improvement essentially reflects the fact that job creation has matched the level forecast in the last budget;

•                  a $48-million in improvement for mining royalties because of the reform of the mining duties regime and the rise in the price of natural resources.

•                 2012-2013

For 2012-2013, own-source revenue is revised downward by $286 million chiefly because of the following factors:

•                  a $144-million reduction in revenue stemming from consumption taxes resulting, on the one hand, from the $259-million decline in QST revenue caused by the expected decrease in consumption and, on the other, the $115-million rise in revenue stemming from the elimination of QST rebates allowed to financial institutions on their purchases;1

•                  the $190-million reduction in revenue from corporate taxes, including $130 million attributable in particular to downward adjustments to corporate profits in 2012 and $60 million from the elimination of the compensatory tax on financial institutions;4

•                  the weaker growth in employment expected in 2012 will offset the gains in 2011 in personal income tax and the Health Services Fund, such that no adjustment is expected for these revenue sources in 2012-2013.

Moreover, these adjustments are offset in part by a recurring positive adjustment of $48 million in revenue from mining duties.

1                   Impact stemming from the agreement on harmonization of the QST with the GST.

Mining Duties

Mining duties: $304 million in 2010-2011

The government collected mining duties amounting to $304 million in 2010-2011. This amount is more than double the $133 million forecast in the 2011-2012 Budget. The difference is attributable to the payment, by mining companies, of additional amounts during the last two months of fiscal year 2010-2011.

The additional revenue is attributable to a number of factors: apart from the changes to the royalty regime, including a rise in the royalty rate from 12% to 14% for part of fiscal year 2010-2011 and the application of the mine-by-mine taxation principle, it also stems from an increase in the volume of material extracted and higher prices for that material.

For fiscal year 2010-2011 alone, mining duties were higher than all of the mining duties collected during the preceding ten years.

Change in mining duties in Québec

(millions of dollars)

Sources:    Public accounts of Québec and Ministère des Finances du Québec.

Mining Duties (continued)

It is now expected that in each of the next four years, royalties will average $365 million. Accordingly, over the five years from 2010-2011 to 2014-2015, revenue from mining duties should reach $1.8 billion, i.e. $400 million more than estimated in the last budget ($1.4 billion) and $1.5 billion more, thus five times more than what had been forecast, if the mining duties regime had not been thoroughly reformed in March 2010 ($327 million).

Change in and forecast mining duties in Québec

(millions of dollars)

Sources:    Public accounts of Québec and Ministère des Finances du Québec.

☐           Federal transfers

Federal transfer revenue is adjusted upward by $108 million in 2011-2012 and $553 million in 2012-2013.

In 2011-2012, the adjustments stem essentially from the expected renewal of the Canada-Québec Agreement Regarding the Participation of Handicapped Persons in the Labour Market and adjustments to health transfers for prior years. These adjustments for prior years are due chiefly to a reduction in the value of the special Québec abatement, which is subtracted from these transfers.

In 2012-2013, the adjustments are attributable mainly to the payment of the first instalment of $733 million in federal compensation for sales tax harmonization and the downward adjustment of $180 million in other federal transfers, in particular equalization. This negative adjustment to equalization stems in particular from the Québec economy’s better performance, relative to the other provinces in 2010, compared with what had been forecast in the 2011-2012 Budget.

TABLE 19

Summary of adjustments to federal transfers

since the March 2011 budget

(millions of dollars)

	2011-2012	2012-2013
Compensation for harmonization	—	733
Other federal transfers	108	- 180
TOTAL ADJUSTMENTS	108	553

•                 Details of the adjustments relating to the agreement on the harmonization of the QST with the GST and impact on the financial framework

On September 29, 2011, the federal government and the Québec government entered into an agreement under which Québec will obtain financial compensation of $2.2 billion from the federal government for harmonizing the QST with the GST.

Québec was the first province to recognize the benefits of a value-added tax and joined the federal government in harmonizing its sales tax with the GST on July 1, 1992. This reform of the tax system helped improve the competitiveness of the business tax system, promote job creation and increase the standard of living of Quebecers.

The compensation will be paid in two instalments: $733 million in January 2013, when most of the measures stipulated in the agreement are implemented, and $1 467 million one year later, provided that, at that time, Québec has continued to act on all of its commitments.

The $2.2 billion in compensation will contribute to reducing the deficit in 2012-2013 and to balance the budget in 2013-2014.

The changes that Québec will make to the QST are technical in nature and will have no impact on the tax burden of Québec consumers.

•                  As of January 1, 2013, the QST will be calculated on the selling price without GST.

•                  All the existing exemptions will be maintained (books, diapers for infants, etc.).

Moreover, as is the case in Ontario, financial institutions will no longer be entitled to reimbursement of the tax on their purchases.

For other sectors of the economy, the agreement provides that Québec will gradually allow large businesses to obtain a refund of the QST on goods and services to which restrictions currently apply. The rebate of the QST paid on business inputs is a basic principle of value-added taxes.

TABLE 20

Financial impact of QST harmonization on the financial framework

(millions of dollars)

	2012-2013	2013-2014	2014-2015	2015-2016	Total
Compensation paid by the federal government	733	1 467	—	—	2 200
Impact on households
Adjustment of the QST rate to 9.975% and non-taxation of the GST	—	—	—	—	—
Impact on businesses
Gradual refund over three years of the QST on purchases of large businesses[1]	—	—	—	—	—
Impact on financial institutions[2]	55	245	255	270	825
Subtotal	55	245	255	270	825
TOTAL	788	1 712	255	270	3 025

1                  As of January 1, 2018.

2                  Elimination of input tax rebates to financial institutions and elimination of the compensatory tax on financial institutions.

2.4.2                                             Adjustments to budgetary expenditure

Budgetary expenditure, which includes program spending and debt service, is adjusted downward by $71 million in 2011-2012 and upward by $17 million in 2012-2013.

☐           Program spending

•                 2011-2012

In the last budget, the program spending objective was set at $61 284 million for 2011-2012, an increase of 2.4% compared to the preliminary results for 2010-2011.

The government continues to control of its spending well and is making no change to the level of spending in 2011-2012.

•                  Program spending growth, taking the actual level of spending for 2010-2011, now stands at 1.9%.

TABLE 21

Program spending — Fall 2011

(millions of dollars)

	2011-2012	2012-2013	2013-2014
PROGRAM SPENDING OBJECTIVE - 2011-2012 BUDGET	- 61 284	- 62 113	- 63 325
% change	2.4	1.4	2.0
Allowance for the expected pay increase of government employees following the upward adjustment to GDP	—	- 142	- 142
Total adjustments	—	- 142	- 142
PROGRAM SPENDING OBJECTIVE — FALL 2011	- 61 284	- 62 255	- 63 467
% change	1.9	1.6	1.9

•                 2012-2013

For 2012-2013, the program spending objective is increased by $142 million compared to the objective published in the last budget, and stands at $62 255 million, an increase of 1.6%.

This increase stems from the inclusion of a financial allowance for the expected improvement to the pay parameters of government employees following the positive adjustment to nominal economic growth for 2010. The agreement reached by the government with public and parapublic sector employees stipulates that their pay scales can be raised if economic growth from 2010 to 2013 is better than anticipated at the time of the negotiations.

Accordingly, because of the new economic data for 2010 when growth was better than expected as well as the forecast growth for subsequent years, the government is setting up an allowance of $142 million as of 2012-2013, corresponding to an increase in the pay parameters of 0.5%. The agreement stipulates that the final amount of the increase will depend on the adjusted economic data for 2010 and 2011 that will be published in the fall of 2012.

•                 2013-2014

Apart from the recurring wage adjustments in 2012-2013, there is no adjustment to program spending in 2013-2014.

Accordingly, the program spending objective now stands at $63 467 million in 2013-2014, an increase of 1.9% compared to 2012-2013.

•                 Slower growth in program spending

Taking all of the adjustments into account, average growth in program spending from 2010-2011 to 2013-2014 stands at 2.1%, down substantially compared with average growth of 5.6% from 2006-2007 to 2009-2010.

CHART 55

Change in growth in program spending

(per cent)

1                  Plan to restore fiscal balance.

Slower growth in program spending including the creation of new funds to finance health and transportation infrastructure

Since 2010-2011, the government has set up a number of funds to dedicate revenue to priority sectors, in particular the Fund to Finance Health and Social Services Institutions (FINESSS) and the Land Transportation Network Fund (FORT).

Accordingly, adding the expenditure of these funds to program spending, growth is slower compared with the average of 5.7% observed on this basis from 2006-2007 to 2009-2010 and amounts to:

•                  3.9% in 2010-2011;

•                  3.0% in 2011-2012;

•                  2.7% in 2012-2013;

•                  3.1% in 2013-2014.

Adjustments to the program spending objective including the FORT and the FINESSS

(millions of dollars)

	2009-2010	2010-2011	2011-2012	2012-2013	2013-2014
Program spending — Fall 2011	- 58 349	- 60 165	- 61 284	- 62 255	- 63 467
% change	5.2	3.1	1.9	1.6	1.9
FORT[1]	- 1 715	- 1 993	- 2 392	- 2 784	- 3 164
FINESSS		- 252	- 615	- 995	- 1 445
Program spending including FORT and FINESSS	- 60 064	- 62 410	- 64 291	- 66 034	- 68 076
% change	5.1	3.9	3.0	2.7	3.1

1                  2011-2012 Budget forecasts for 2011-2012 to 2013-2014.

Change in growth in program spending including the FORT and the FINESSS — Fall 2011

(per cent)

1                  Plan to restore fiscal balance.

☐           Debt service

Compared with the forecast of last March, debt service of the Consolidated Revenue Fund is adjusted downward by $71 million in 2011-2012 and by $125 million in 2012-2013, chiefly because of the downward adjustment to interest rates.

2.4.3                                             The government’s consolidated expenditure

The following table shows the amount and the change in the components of consolidated expenditure, i.e. all public expenditure included in the government reporting entity.

•                  In addition to program spending, consolidated expenditure includes in particular expenditure of the special funds, non-budget-funded bodies, establishments of the health and social services and the education networks, and debt service expenditure.

•                  As shown in the chart of the next page, growth in consolidated expenditure excluding debt service will average 3.0% from 2010-2011 to 2013-2014.

TABLE 22

Change in consolidated expenditure1 — Fall 2011

(millions of dollars)

	2010-2011	2011-2012	2012-2013	2013-2014
Program spending	60 165	61 284	62 255	63 467
% change	3.1	1.9	1.6	1.9
Special funds	8 829	9 723	10 614	11 467
% change	2.2	10.1	9.2	8.0
Non-budget-funded bodies	15 818	16 464	17 263	17 631
% change	- 1.2	4.1	4.9	2.1
Health and social services and education networks	33 602	35 051	36 620	38 226
% change	4.8	4.3	4.5	4.4
Specified purpose accounts	1 758	1 697	1 397	1 177
% change	52.6	- 3.5	- 17.7	- 15.7
Elimination of inter-entity operations	- 49 017	- 50 365	- 52 551	- 54 673
Consolidated expenditure excluding debt service	71 155	73 854	75 598	77 295
% change	3.5	3.8	2.4	2.2
Debt service
Consolidated revenue fund	6 984	7 723	8 521	9 194
% change	14.2	10.6	10.3	7.9
Consolidated entities	1 951	2 132	2 333	2 560
% change	13.0	9.3	9.4	9.7
Consolidated debt service	8 935	9 855	10 854	11 754
% change	13.9	10.3	10.1	8.3
Consolidated expenditure	80 090	83 709	86 452	89 049
% change	4.6	4.5	3.3	3.0

1                  Consolidated expenditure is presented by means of the same definition as that of the Public Accounts. The differences in relation to the consolidated expenditure of the government departments and organizations presented in the last Budget stem from the inclusion of expenditure of specified purpose accounts and the addition of the debt service of consolidated entities to that of the Consolidated Revenue Fund.

☐           Change in consolidated expenditure excluding debt service

Overall, growth in consolidated expenditure excluding debt service will amount to 3.8% in 2011-2012 and 2.4% in 2012-2013. For the entire period from 2010-2011 to 2013-2014, annual growth will average 3.0%, down from the average of 5.5% observed for 2006-2007 to 2009-2010.

CHART 56

Change in growth of consolidated expenditure excluding debt service

(per cent)

1                  Plan to restore fiscal balance.

•                 Continuing to improve control over our spending

Along with British Columbia, Québec is the province that has been most successful at controlling spending from 2003-2004 to 2010-2011, i.e. for the last eight years.

•                  Average annual growth in consolidated expenditure excluding debt service stands at 4.8% in Québec compared with 6.7% on average elsewhere in Canada.

CHART 57

Consolidated expenditure of the provinces excluding debt service1
Average annual growth from 2003-2004 to 2010-2011

(per cent)

1                  Most recent official documents of jurisdictions as of October 14, 2011.

Sources:   Finance ministries of the provinces and Finance Canada.

2.5                                                       Detailed results

The following tables provide detailed results of the major components of the government’s financial framework.

TABLE 23

Revenue of the Consolidated Revenue Fund

(millions of dollars)

	2010-2011	2011-2012	% change	2012-2013	% change
Own-source revenue
Own-source revenue excluding government enterprises
– Personal income tax	17 913	18 736	4.6	19 427	3.7
– Contributions to the Health Services Fund	5 974	6 122	2.5	6 327	3.3
– Corporate taxes	3 639	3 970	9.1	4 166	4.9
– Consumption taxes	12 669	14 660	15.7	16 610	13.3
– Other	2 192	1 979	- 9.7	2 137	8.0
Subtotal	42 387	45 467	7.3	48 667	7.0
Revenue from government enterprises	4 838	4 790	- 1.0	4 930	2.9
Total own-source revenue	47 225	50 257	6.4	53 597	6.6
Federal transfers
Equalization[1]	8 552	8 184	- 4.3	7 771	- 5.0
Health transfers	4 309	4 544	5.5	4 827	6.2
Transfers for post-secondary education and other social programs	1 455	1 473	1.2	1 498	1.7
Other programs	1 109	946	- 14.7	928	- 1.9
Harmonization of the QST with the GST - Compensation				733
Total federal transfers	15 425	15 147	- 1.8	15 757	4.0
BUDGETARY REVENUE	62 650	65 404	4.4	69 354	6.0

1                  Including a protection payment in 2011-2012.

TABLE 24

Expenditure of the Consolidated Revenue Fund

(millions of dollars)

	2010-2011	2011-2012	% change	2012-2013	% change
Program spending	- 60 165	- 61 284	1.9	- 62 255	1.6
Debt service	- 6 984	- 7 723	10.6	- 8 521	10.3
BUDGETARY EXPENDITURE	- 67 149	- 69 007	2.8	- 70 776	2.6

2.6                                                       The Government’s Financial Framework

2.6.1                                             The five-year financial framework

The following table shows the final results for fiscal year 2010-2011 and the government’s five-year financial forecasts.

During the implementation period of the plan to restore fiscal balance, revenue will grow faster than expenditure, enabling a gradual return to fiscal balance by 2013-2014.

As of 2014-2015, forecast budgetary revenue remains similar to the level of budgetary expenditure. The shortfall that needs to be offset to maintain a balanced budget within the meaning of the Balanced Budget Act essentially corresponds to the amount the government must pay into the Generations Fund.

TABLE 25

The Québec government’s financial framework —  Fall 2011

(millions of dollars)

	2010-11	2011-12	2012-13	2013-14	2014-15		2015-16
BUDGETARY TRANSACTIONS
Budgetary revenue
Own-source revenue	47 225	50 257	53 597	56 225	58 269		60 218
% change	7.1	6.4	6.6	4.9	3.6		3.3
Federal transfers	15 425	15 147	15 757	16 939	16 046	(1)	16 772	(1)
% change	1.7	- 1.8	4.0	7.5	– 5.3		4.5
Total budgetary revenue	62 650	65 404	69 354	73 164	74 315		76 990
% change	5.7	4.4	6.0	5.5	1.6		3.6
Budgetary expenditure
Program spending	- 60 165	– 61 284	- 62 255	- 63 467	– 65 348		– 67 614
% change	3.1	1.9	1.6	1.9	3.0		3.5
Debt service	- 6 984	– 7 723	- 8 521	- 9 194	– 9 236		– 9 422
% change	14.2	10.6	10.3	7.9	0.5		2.0
Total budgetary expenditure	- 67 149	- 69 007	- 70 776	- 72 661	– 74 584		– 77 036
% change	4.2	2.8	2.6	2.7	2.6		3.3
Consolidated entities
– Non-budget-funded bodies and special funds	1 189	150	70	- 439	– 736		– 939
– Health and social services and education networks	160	53	52	36	30		10
– Generations Fund	760	929	1 047	1 108	1 560		2 008
Total of consolidated entities	2 109	1 132	1 169	705	854		1 079
Contingency reserve	—	- 400	- 200	- 100	—		—
Shortfall to be offset	—	—	—	—	975		975
SURPLUS (DEFICIT)	- 2 390	- 2 871	- 453	1 108	1 560		2 008
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	- 760	- 929	- 1 047	- 1 108	– 1 560		– 2 008
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 150	- 3 800	- 1 500	0	0		0

1                  The Fiscal Arrangements Act between the federal government and the provinces determines the formulas for payments of equalization, the CHT and the CST until 2013-2014. The forecast for these transfers as of 2014-2015 was generated assuming the existing formulas remain in force.

2.6.2                                             Consolidated results

The following table shows the government’s consolidated financial framework. The consolidated budgetary transactions provide complete information on the government’s financial framework.

TABLE 26

Consolidated financial framework of adjusted revenue and expenditure — Fall 2011
Consolidated results by sector1

(millions of dollars)

	2011-2012	2012-2013	2013-2014
Revenue
Consolidated revenue fund	65 404	69 354	73 164
Special funds	11 214	12 118	12 772
Non-budget-funded bodies	17 521	18 652	19 235
Health and social services and education networks	35 929	37 539	39 205
Generations Fund	929	1 047	1 108
Specified purpose accounts	1 697	1 397	1 177
Less: Elimination of inter-entity operations	- 51 456	- 53 908	- 56 404
Consolidated revenue	81 238	86 199	90 257
Expenditure
Consolidated revenue fund	- 61 284	- 62 255	- 63 467
Special funds	- 9 723	- 10 614	- 11 467
Non-budget-funded bodies	- 16 464	- 17 263	- 17 631
Health and social services and education networks	- 35 051	- 36 620	- 38 226
Specified purpose accounts	- 1 697	- 1 397	- 1 177
Less: Elimination of inter-entity operations	50 365	52 551	54 673
Consolidated expenditure excluding debt service	- 73 854	- 75 598	- 77 295
Debt service
Consolidated revenue fund	- 7 723	- 8 521	- 9 194
Consolidated entities	- 2 132	- 2 333	- 2 560
Consolidated debt service	- 9 855	- 10 854	- 11 754
Consolidated expenditure	- 83 709	- 86 452	- 89 049
Contingency reserve	- 400	- 200	- 100
SURPLUS (DEFICIT)	- 2 871	- 453	1 108
BALANCED BUDGET ACT
Payments of revenue dedicated to the Generations Fund	- 929	- 1 047	- 1 108
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	- 3 800	- 1 500	0

1                  This table shows the consolidated results by sector according to the accounting standards in force. As of fiscal year 2012-2013, the presentation will be changed to reflect the new standard concerning tax transfers made through a tax system. The Ministère des Finances will publish an information note to that effect before the next budget.